

Advantage Announces Updated Corporate Presentation

May 21, 2013

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, May 21, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that our updated Corporate Presentation has been posted on our website www.advatangeog.com

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com